PULTEGROUP FOUNDER WILLIAM J. PULTE ISSUES LETTER TO PULTEGROUP BOARD OF DIRECTORS

Encouraged by Engagement in CEO Search Process and Looks Forward to Working Constructively with the Board to Identify PulteGroup's Next CEO

Stresses Importance of Truly Fair and Independent Process with an Expeditious Resolution

NAPLES, FL, June 15, 2016 – William J. Pulte, the founder and largest shareholder of PulteGroup, Inc. ("PulteGroup" or the "Company") (NYSE:PHM), with ownership of approximately 8.9% of the Company's outstanding shares, announced today that he has issued a letter to PulteGroup's Board of Directors detailing his views on the necessary skills a viable CEO candidate should possess, which include:

- Public company CEO experience in the homebuilding sector or at least 25 years of homebuilding and land experience;
- Land acquisition and management in multiple homebuilding operations in multiple U.S. markets;
- Senior level management experience in recessionary environments; and
- Be a consensus builder who has a track record of building effective senior leadership teams.

The full text of the letter follows:

June 15, 2016

Dear Members of the Board:

As the founder and largest shareholder of PulteGroup, Inc. ("PulteGroup" or the "Company"), I am encouraged that the Board of Directors (the "Board") has agreed that the selection process for PulteGroup's next CEO is of paramount importance and urgency and has sought my input as the special committee of the Board conducts the process. I believe including shareholders' views in this process is critical and I am confident that with the proper search process, a world-class leader can be recruited to succeed Richard Dugas and restore value for the benefit of all of the Company's shareholders.

I was pleased to receive director Patrick O'Leary's letter dated May 25, 2016 advising me that the Board had retained an executive search firm to assist in the CEO search process and inviting me to propose potential candidates to succeed Mr. Dugas. As I advised Mr. O'Leary in a response letter on June 2, 2016, in order to bring PulteGroup back to prominence for the benefit of all shareholders, I strongly believe that PulteGroup's next CEO must, at a minimum, possess the following qualifications. First, any viable candidate must have public company CEO experience in the homebuilding sector or at least 25 years of homebuilding and land experience – PulteGroup needs a real seasoned veteran, not someone who will be learning on the job. It is also important that the next CEO has experience acquiring land and managing multiple homebuilding operations in multiple markets across the United States. Next, given the constant threat of economic uncertainty, it is necessary for the Company's next CEO to have experience successfully operating through prior recessions. PulteGroup needs someone who has senior level management experience in recessionary environments – the Company can ill afford to be led by someone who will not be prepared to successfully guide PulteGroup through the next economic downturn. Lastly, I believe that the next CEO must be a consensus builder who has a track record of building effective leadership teams at senior levels of an organization and across multiple U.S. markets.

I am confident that each of the candidates that I privately identified to the Board would make a strong CEO and help PulteGroup emerge as a stronger, more profitable company. As I indicated to the Board, I am interested in identifying the best individual to lead PulteGroup and am open to considering other candidates who possess the experience and qualifications necessary for PulteGroup's next CEO. At the same time, I understand that the Board has its own selection criteria for the Company's next CEO and would be interested in discussing these criteria with the Board as we work together toward the common goal of identifying the best candidate to succeed Mr. Dugas at this critical time for the Company.

As I indicated in my letter to Mr. O'Leary, given Mr. Dugas' prior comments to me in March 2016 that he had a pre-conceived succession plan for Ryan Marshall as CEO, it is essential that the members of the special committee and the executive search firm be fair, truly independent and highly transparent for a valid and unbiased search process.

With CEO succession planning being one of the most important functions of the Board, I am happy to have brought additional attention and sense of urgency to this critical issue. The formation of the special committee and retention of the executive search firm in response to my request to replace Mr. Dugas was an encouraging start – now it is time to execute in an expeditious and efficient manner.

Given the urgency and gravity of the decision, it is my hope that the Board will provide PulteGroup shareholders with tangible results of a comprehensive and independent search process no later than July 31, 2016. Time is of the essence and it is imperative that the Company, its shareholders and its employees not be left in suspense regarding PulteGroup's leadership.

Fellow shareholders, large and small, have shared similar views regarding changes needed at PulteGroup to maximize value for the benefit of all shareholders and have inquired as to the Company's level of engagement with me. Shareholders have overwhelmingly provided positive feedback with respect to my involvement. As such, I will continue my effort to work constructively with the Board toward the best path forward for all my fellow PulteGroup shareholders.

I look forward to lending my expertise and working constructively with the members of the Board to expeditiously identify the best candidate to lead PulteGroup. I remain at the Board's disposal and eagerly await your response.

Very truly yours,

William J. Pulte
Founder
PulteGroup, Inc.